Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement filed by Shore Bancshares, Inc. on Form S-3 of our reports dated March 12, 2008 with respect to the consolidated balance sheets of Shore Bancshares, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the Annual Report on Form 10-K of Shore Bancshares, Inc. for the year ended December 31, 2007.  We also hereby consent to the reference of our firm under the heading “Experts” in the prospectus.
/s/ Stegman & Company

Baltimore, Maryland
February 6, 2009